

November 22, 2013

Via E-mail
Benjamin Wolin
Chief Executive Officer
Everyday Health, Inc.
345 Hudson Street, 16th Floor
New York, NY 10014

> **Re:** **Everyday Health, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted November 13, 2013**
> **CIK No. 0001358483**

Dear Mr. Wolin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition, page 54

Results of Operations, page 60

Revenues, page 61

1. We note in your response to comment 17 in our letter dated August 28, 2013 that the custom marketing programs are typically structured on a cost-per-visitor model as opposed to a cost-per-impression model. With a view towards transparency, please revise the disclosures throughout your filing to explicitly inform the reader of this contract mix detail. In this regard, we note on page 56 that the description of advertising and sponsorship revenues does not provide an understanding of how significant of a contributor the cost-per visitor model is to the marketing programs in relation to the cost-per-impression model and ROI model.

2. We note your response to comment 20 in our letter dated August 28, 2013 that the "majority" of the value associated with marketing campaigns where amounts are not billed in advance is "generally cancellable." For the most recent fiscal year end and the subsequent interim period, please provide for us the total value of your marketing campaigns where the value is not billed in advance and is not cancellable by the client and why you believe that disclosure of these amounts is not necessary in light of the disclosure requirement pursuant to Item 101(c)(1)(viii) of Regulation S-K.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director